SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the calendar year ended December 31, 1999

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-30270

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   UNIROYAL CHEMICAL COMPANY, INC.
                          SAVINGS PLAN A
                           BENSON ROAD
                        MIDDLEBURY, CT 06749

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                        Crompton Corporation
                         One American Lane
                     Greenwich, Connecticut  06831





                    UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A

                   Index to Financial Statements


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Plan
 Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31, 1999

Schedule of Reportable Transactions
 For The Year Ended December 31, 1999

Signature





                   UNIROYAL CHEMICAL COMPANY, INC.
                          SAVINGS PLAN A

                 Financial Statements and Schedules

                    December 31, 1999 and 1998

             (With Independent Auditors' Report Thereon)



                  UNIROYAL CHEMICAL COMPANY, INC.
                           SAVINGS PLAN A

                               Index


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Plan
 Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements


                                                          Schedule

Schedule of Assets Held for Investment Purposes
 at End-of-Year December 31, 1999...................         I


Schedule of Reportable Transactions
 For The Year Ended December 31, 1999 ..............       II




Independent Auditors' Report


The Board of Directors
Uniroyal Chemical Company, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/KPMG LLP




Stamford, Connecticut
June 16, 2000




UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998



                                                         1999         1998

ASSETS:
  Investments:
   Guaranteed investment contracts                  $  2,093,473 $  5,374,583
   Short term investment fund                          1,869,559    2,810,939
   Investments in registered investment companies      3,713,230    2,473,283
   Investments in common/collective trusts             2,241,933    1,672,534
   Common stock of Crompton Corporation                  216,500      109,938
   Loans receivable                                      192,627      217,172
  Contributions receivable from participants              73,470      102,015
  Contribution receivable from Uniroyal
      Chemical Company, Inc.                               3,331        6,405
       Total assets                                   10,404,123   12,766,869

LIABILITIES:
    Administrative expenses payable                       21,151        8,401

Net assets available for plan benefits              $ 10,382,972 $ 12,758,468



See accompanying notes to financial statements





UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1999 and 1998



                                                  1999           1998

Additions attributed to:
   Investment Income:
      Interest income                        $    808,845  $     825,159
      Net appreciation
        in fair value of investments              282,500         39,245
                                                1,091,345        864,404
   Contributions:
      Employer                                     54,155         69,898
      Employee                                  1,139,074      1,256,926
                                                1,193,229      1,326,824

        Total additions                         2,284,574      2,191,228

Deductions attributed to:
   Benefits paid to participants                4,591,151      2,109,631
   Administrative expenses                         68,919         44,000
        Total deductions                        4,660,070      2,153,631

        Net  (decrease) increase               (2,375,496)        37,597

Net assets available for plan
   benefits at beginning of year               12,758,468     12,720,871
Net assets available for plan
   benefits at end of year                   $ 10,382,972  $  12,758,468



See accompanying notes to financial statements




                  UNIROYAL CHEMICAL COMPANY, INC
                         SAVINGS PLAN A

                 Notes to Financial Statements
                  December 31, 1999 and 1998



1.    Plan Description

      The Uniroyal Chemical Company, Inc. Savings Plan A (the "Plan") is a defined contribution plan established by Uniroyal Chemical Company, Inc. (the "Company") on October 15, 1986 and amended and restated effective September 1, 1997 to provide a means for eligible employees to supplement their retirement income. Participants receive retirement payments as of their retirement date by electing one of several payment options as specified in the Plan. For complete information, see the Plan document.

      The Plan is administered by a Retirement Board consisting of persons appointed by the Board of Directors of the Company.

      Through August 31, 1997 the Plan covered all hourly-rate employees represented by collective bargaining agents at the plants or other locations. After August 31, 1997 the Plan covers all hourly-rate and salaried employees represented by a collective bargaining agent at the plants or other locations or hourly-rate employees not represented by a collective bargaining agent at a plant or location to which the Plan has been extended.

     Company Contributions

     Contributions by the Company are made monthly for each hour for which the participant receives pay from the Company, including 40 hours for each week of vacation eligibility. In addition, the Company will contribute, based upon 40 hours, for any period of absence during which the participant accrues credited service. The rate of contribution per hour is in accordance with the following schedule:

               Years of Service               Rate Per Hour
                 0   -   14                    $ .05
                15   -   24                      .12
                25+                              .18

      except that through August 31, 1997, for all hourly-rate employees at the Gastonia, North Carolina and the Bay Minette, Alabama chemical plants, the rate of contribution per hour was in accordance with the following schedule:

               Years of Service               Rate Per Hour
                 0   -   15                    $ .20
                15+                              .30

      The Plan provides that, except in certain specified events, Company contributions credited to a participant's account are not vested until the completion of three years of service. Thereafter, all Company contributions vest when made.
      Participant Contributions

      Each participant may contribute an amount not to exceed 15% of compensation for each Plan year. Contributions shall be in whole percentages of which up to 10% prior to September 1, 1997 could be made as voluntary regular contributions. Voluntary regular contributions were treated as after tax contributions. The difference between the voluntary regular contributions percentage and the maximum of 15% of compensation was made as voluntary deferred contributions. Voluntary deferred contributions are treated as pre-tax contributions. Due to the Plan amendment participant contributions after September 1, 1997 will be treated as pre-tax contributions.

      Participant contributions are normally made by payroll deductions. In any Plan year, the participant's voluntary and deferred contribution is subject to Internal Revenue Service limitations. Additionally, in any Plan year, the aggregate of the Company and participant contributions made for each employee to all defined contribution plans is limited to the lesser of $30,000 or 25% of the employee's compensation. A participant's voluntary regular and deferred contributions account interest is at all times fully vested.

      Investments
      Prior to September 1, 1997 Employer contributions and participant voluntary and deferred contributions were invested in guaranteed investment contracts and short term investment funds maintained by the State Street Bank and Trust Company ("State Street"). Subsequent to September 1, 1997 Employer contributions are being invested in the Retirement Savings Trust fund maintained by the Vanguard Investment Group. Participant contributions subsequent to September 1, 1997 are being invested in stock and mutual funds maintained by the Vanguard Investment Group. These funds are comprised of the following investment options.

          Vanguard 500 Index Fund: This fund focuses on long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the un-managed Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

          Vanguard Explorer Fund: This fund seeks to provide long-term growth of capital by investing in a diversified group of small company stocks with prospects for above-average growth.

          Vanguard International Growth Fund: This fund aims at providing long-term growth of capital by investing in stocks of high quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

          Vanguard Long-Term Corporate Fund: This fund invests primarily in a diversified group of long-term bonds issued by corporations with strong credit ratings.

          Vanguard Morgan Growth Fund: This fund invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

          Vanguard Prime Money Market Fund: This fund seeks to provide high income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government, and federal agencies.

          Vanguard STAR Fund: This fund invests in ten Vanguard funds; six stock funds, three bond funds, and one money market fund. The fund invests about 60% to 70% of its assets in stock funds, 20% to 30% in two of the bond funds, and 10% to 20% in two funds representing short-term reserves.

          Vanguard Windsor Fund: This fund invests in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

          Vanguard Retirement Savings Trust: This trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. This trust aims at maintaining a constant net asset value of $1.00 per share. This trust also focuses on stability of principal and a high-level of current income consistent with a two to three-year average maturity.

          Pending Stock Fund: This fund invests primarily in Crompton Corporation common stock to provide the possibility of long-term growth through increases in the value of the stock.

      The guaranteed investment contracts held by State Street at August 31, 1997 will be held to maturity and invested in short term investment funds. These funds will be transferred to and invested in the Vanguard mutual funds in five annual installments with the initial payment on December 31, 1997. The Company contribution portion of each installment payment will be invested in the Retirement Savings Trust Fund. The balance of each participants transfer will be invested in the same ratio as the participant's then current voluntary contribution allocation. If no current voluntary deferred contributions are then being made by the participant, then such amounts will be invested in the Retirement Savings Trust Fund.



      Withdrawals and Forfeitures

      A participant may withdraw in whole or in part, subject to a 90% maximum on partial withdrawals, his voluntary contributions account at any time, provided that each withdrawal is separated by a period of six months.

      In the event of the termination of a participant's employment with the Company because of retirement or death, the participant or a designated beneficiary shall receive payment of his benefit account balance. At December 31, 1999 and 1998, benefit payments due employees who terminated prior to year end and requested distributions of their accounts totaled $474,443 and $50,478, respectively. These amounts have not been recorded in the financial statements but are included as benefit payments and liabilities in the Plan's Form 5500.

      Forfeitures, which consist of Company contributions credited to the Company Basic Contributions Account applicable to participants who terminate from the Plan and are not vested, are valued at the employees' share of the cost of the Plan's investment plus accrued interest thereon and applied to reduce the Company's current obligation to contribute to the Plan. There were no forfeitures in 1999 and 1998.

2.    Significant Accounting Policies

      Basis of Presentation

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      Employee Accounts

      Aon Consulting, the record keeper of the Plan maintains an individual account for each participant called a "Company Basic Contributions Account" showing the amount of Company contributions in fixed principal and income contracts through August 31, 1997. As these contracts mature the proceeds will be invested in short term investments and finally in various Vanguard Funds as selected by the participants.

      The record keeper also maintains, for each participant who elects to make voluntary contributions, a "Voluntary Deferred Contributions Account" showing the amount of participant contributions in various Vanguard Funds.

      Expenses

      Expenses incurred are paid by the Plan except to the extent that the Company shall provide for such payment. The Company provides administrative and accounting services for the Plan at no charge.

      Loans

      The Plan permits participants to borrow funds from their Voluntary Deferred Contributions subject to certain restrictions. The minimum amount that may be borrowed was $500 through August 31, 1997 and $1,000 thereafter. The maximum amount which may be borrowed is the lesser of $50,000 reduced by the greater of (a) the outstanding balance of loans from the Plan to the participant on the date the loan is made, or (b) the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date the loan is made (excluding any payments made) or 50% of the value of the participants vested interest under the Plan on the date the loan is made or the amount of the participants voluntary deferred account not invested in the Crompton Corporation Common Stock Fund. Loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within 10 years through August 31, 1997 and 15 years thereafter.

      Use of Estimates

      The preparation of financial statements is in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

3.    Investments

      Short Term Investment Fund

      The short-term investment funds are valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. Interest rates for such investments at the end of 1999 and 1998 was 5.7% and 5.3%, respectively.

      Guaranteed Insurance Contracts

      The guaranteed investment contracts with various insurance companies are valued at contract value which approximates fair value. Such investments earned interest at rates ranging from 5.32% to 7.47% during 1999 and 1998.

      Mutual Funds

      The mutual funds sponsored by registered investment companies are recorded at market valuations which are based on published market prices. Purchases and sales are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

      Crompton Stock Fund

      The Crompton Corporation stock fund is valued at its year-end closing price(comprised of year-end market price plus uninvested cash position).

      Loans Receivable

      The loans receivable from participants are valued at cost plus accrued interest which approximates fair value.


4.    Investments Exceeding 5% of Net Assets

      The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 1999 and 1998 are as follows:


          Description of Investment              1999              1998

          Short Term Investment Fund          $ 1,869,559       $ 2,810,939
          Guaranteed Investment Contracts       2,093,473         5,374,583
          Vanguard Retirement Savings Trust     2,241,933         1,672,534
          Vanguard Index 500 Portfolio          1,334,522           711,351
          Vanguard Windsor Fund                   871,707           703,985
          Vanguard Morgan Growth Fund             699,766           384,848


5.    Tax Status

      The Internal Revenue Service has determined and has informed the Company by a letter dated in June 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Parties-in-Interest

      The Chase Bank, Aon Consulting, State Street Bank and Trust Company and The Vanguard Investment Group are parties-in-interest as defined in Section 3(14) of the Employee Retirement Income Security Act of 1974. During the years 1999 and 1998 there were no prohibited party-in-interest transactions.

7.    Priorities Upon Termination of the Plan

      The Board of Directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the Board of Directors shall have the right to terminate the Plan. The Board of Directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant's benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

      Upon any terminations of the Plan, or complete and permanent discontinuance of contributions of all participants, the entitlement of each of the participant's Company Basic Contributions Account, if not already vested, shall vest fully and all amounts in all accounts of each participant shall be delivered and paid as soon as practicable.




                                                      Schedule I

UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A

Schedule of Assets Held for Investment Purposes at End-of-Year
December 31, 1999

                           Description of Investment
   Identity of issuer     including collateral, rate of
    borrower, lessor       interest, maturity date,                 Market
    or similar party         par or maturity value                   Value


State Street Bank and     Short Term Investment Fund            $  1,869,559
  Trust Company

State Street Bank and     Guaranteed investment contracts
 Trust Company            with various insurance companies
                          with various maturities and interest
                          rates ranging from 5.32% to 7.47%        2,093,473

Vanguard Trust Company    Explorer Fund                               85,415
Vanguard Trust Company    Long Term Corporate Bond Fund              102,271
Vanguard Trust Company    Index 500 Portfolio                      1,334,522
Vanguard Trust Company    International Growth Portfolio             260,039
Vanguard Trust Company    VMMR Prime Portfolio                       106,068
Vanguard Trust Company    Star Portfolio                             253,442
Vanguard Trust Company    Morgan Growth Fund                         699,766
Vanguard Trust Company    Windsor Fund                               871,707
Vanguard Trust Company    Retirement Savings Trust                 2,241,933
Crompton Corporation      Common Stock                               216,500
                                                                   6,171,663




Loans receivable from     Loans earn interest at the prime
  plan participants       rate plus 1%                               192,627

Total investments                                               $ 10,327,322

Party in- Interest - All parties listed above




                                                          Schedule II
UNIROYAL CHEMICAL COMPANY, INC.
SAVINGS PLAN A

Schedule of Reportable Transactions
For The Year Ended December  31, 1999


 Indentity of                                                           Net
     Party          Description     Purchase    Selling    Cost of      Gain
    Involved         of Asset         Price      Price      Asset      (Loss)


Series of Transactions:

Vanguard Trust  Vanguard 500
  Company         Index Fund          885,024      -        885,024      -
Vanguard Trust  Vanguard 500
  Company         Index Fund            -        450,810    399,595     51,215
Vanguard Trust  Vanguard Retirement
  Company         Saving Fund       2,040,422      -      2,040,422      -
Vanguard Trust  Vanguard Retirement
  Company         Saving                -      1,471,022  1,471,022      -
Vanguard Trust  Vanguard Morgan
  Company         Growth Fund         453,895      -        453,895      -
Vanguard Trust  Vanguard Morgan
  Company         Growth Fund           -        232,385    206,000     26,385
Vanguard Trust  Vanguard Windsor
  Company         Fund                602,887      -        602,887      -
Vanguard Trust  Vanguard Windsor
  Company         Fund                  -        412,704    426,988    (14,284)
State Street    Short-Term Investment
  Bank            Fund              1,113,475      -      1,113,475      -
State Street    Short-Term Investment
  Bank            Fund                  -      2,500,000  2,500,000      -



Party in- Interest - All parties listed above




                          SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              UNIROYAL CHEMICAL COMPANY, INC.
                              SAVINGS PLAN A





Date: June 28, 2000              By:/s/Peter Barna
                                       Peter Barna
                                       Senior Vice President &
                                       Chief Financial Officer